UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Newegg Commerce, Inc.

(Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

17560 Rowland Street, City of Industry, CA 91748
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Common Shares, par value $0.021848 per share	The NASDAQ Stock Market LLC
(Title of each class to be registered)	(Name of each exchange on which each class is to be registered)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), please check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: __________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None.

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Explanatory Note

This Form 8-A/A is being filed to update the description of the securities of Newegg Commerce, Inc. (formerly known as Lianluo Smart Limited, the “Company”), a British Virgin Islands company.

On October 23, 2020, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Lightning Delaware Sub, Inc., its wholly owned subsidiary (“Merger Sub”), and Newegg Inc., a Delaware corporation (“Newegg”), pursuant to which Merger Sub will merge with and into Newegg, with Newegg continuing as the surviving corporation and a wholly owned subsidiary of the Company (the “Merger”).  The Merger became effective as of May 19, 2021.

On May 12, 2021, the Company held a special shareholder meeting to, among others, approve the Merger and amendment and restatement of the Company’s amended and restated memorandum and articles of association (the “Amended M&A”). The Amended M&A was filed with by the Registrar of Corporate Affairs of the British Virgin Islands on May 14, 2021 and became effective on the same date.

Item 1. Description of Registrant’s Securities to be Registered.

The following is a summary of the rights of the Company’s common shares (the “Common Shares”) par value $0.021848 per share. This summary is not complete. For more detailed information, please refer to the description contained under the caption “Description of Share Capital” in the Registration Statement on Form F-4 (Registration No. 333-333-249660), as amended, which was originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 26, 2020, and declared effective by the Commission on April 14, 2021, to which this Form 8-A/A relates, and which is incorporated herein by reference. Any form of prospectus or prospectus supplement to the Registration Statement that includes such descriptions and that is subsequently filed is hereby also incorporated by reference herein.

The Company is authorized to issue an unlimited number of Common Shares of par value of US$0.021848 each. Shares may be issued in one or more series of shares for such consideration and on such terms as the directors of the Company may by resolution of directors determine from time to time.

Rights and Obligations of Shareholders

Each of the Common Shares confers on its holder:

●	the right to vote;

●	the right to an equal share in any Distribution (as defined in the Amended M&A), paid by the Company in accordance with the BVI Business Companies Act, 2004 (as amended) (the “Act”); and

●	the right to an equal share in the distribution of the surplus of the Company.

Voting Rights. Holders of Common Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Common Share is entitled to one (1) vote on all matters subject to vote at general meetings of the Company.

Dividends. The holders of shares are entitled to such dividends as may be declared by the directors of the Company at such time and of such an amount as the directors think fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of Company assets exceeds the Company’s liabilities and the Company will be able to pay its debts as they fall due.

Pre-emptive Rights of Certain Principal Shareholders

Newegg’s shareholders entered into that certain shareholders agreement, dated March 30, 2017 (the “Shareholders Agreement”). In connection with the Merger Agreement, Newegg, Digital Grid (Hong Kong) Technology Co., Limited (the largest shareholder of Newegg, “Digital Grid”), certain of the Legacy Shareholders (as defined below), and the Company entered into that certain amendment to the Shareholders Agreement, dated October 23, 2020 (such amendment, the “Amended Shareholders Agreement”), pursuant to which the Company agreed to assume all of the rights and obligations of Newegg under the Shareholders Agreement upon the closing of the Merger. The “Legacy Shareholders” means the stockholders of Newegg other than Digital Grid who will receive Common Shares issued by the Company as consideration for the Merger, together with any affiliates of such persons who are transferred such Common Shares.

Under the Amended Shareholders Agreement, all of the Newegg shareholders (the “Principal Shareholders”) have pre-emptive rights to acquire additional shares when the Company issues or sells additional securities in the future, except for an “excluded issuance” as defined in the Amended Shareholders Agreement or Common Shares offered pursuant to a registration statement filed with the SEC.

For the purpose of the Amended Shareholders Agreement, “excluded issuance” means (i) any equity interests issued as share dividends, or pursuant to share splits, recapitalization or other similar events that do not adversely affect the proportionate amount of the Common Shares held by the Principal Shareholders, (ii) Common Shares issuable pursuant to any stock option or any similar equity incentive plan of the Company approved by the Company’s board of directors (the “Board”); and (iii) equity interests issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Board provided that any such issuance shall only be to an entity (or to the equity holders of an entity) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing equity interests primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

The Company is required to give Principal Shareholders a notice stating the price range (or formula by which the price will be determined, which may refer to a future contingent event) and terms of issuance of new securities and to keep the offer open to issue the Principal Shareholders their Pro Rata Shares of such new securities (as defined below) until the 15th calendar day following the receipt of such notice. The Principal Shareholders shall deliver an exercise notice along with payment to exercise their pre-emptive rights.

In the event that a Principal Shareholder fails to give an exercise notice timely, or elects to purchase fewer than all of its Pro Rata Share of such new securities, then the Company shall send written notice to any Principal Shareholder who has elected to purchase all of its Pro Rata Share of such new securities, who will then have the right, by giving written notice to the Company within two business days upon receiving notice from the Company, to purchase its Pro Rata Share of such unsubscribed portion, and such right shall continue to apply repeatedly and iteratively until all of such new securities have been allocated to the Principal Shareholders or none of the Principal Shareholders have elected to participate in such further purchase. If, at the end of such process, there are new securities that have not been subscribed for by the Principal Shareholders, the Company may, for a period of time not to exceed 60 days, sell such unsubscribed new securities, on the same terms to a third party purchaser. If, however, at the end of such 60-day period, the Company has not consummated a sale of any of such unsubscribed new securities, the Company shall no longer be permitted to sell such new securities without again complying with these provisions of pre-emptive rights in the Amended Shareholders Agreement

Except as set forth in the Amended Shareholders Agreement, there are no pre-emptive rights applicable to the issue by the Company of new shares under either the Act or the Amended M&A.

Right of First Refusal of the Company and Principal Shareholders

Pursuant to the Amended Shareholders Agreement, subject to compliance with applicable laws and NASDAQ’s rules, if any Principal Shareholder receives a bona fide offer from any person other than its affiliate for any of the Common Shares such Principal Shareholder received in connection with the Merger (the “ROFR Shares”), then the Company has a right of first refusal, but not the obligation, to elect to purchase all (and not less than all) of the ROFR Shares, at the same price, and on the same terms and conditions offered by the purchaser (the “ROFR Terms”). In the event the Company does not decide to purchase such ROFR Shares or decides to purchase less than all of the ROFR Shares, then each of the Principal Shareholders other than the selling Principal Shareholders shall have a right of first refusal to elect to purchase all (and not less than all) of its Pro Rata Share of the ROFR Shares on the ROFR Terms. For the purpose of this Amended Shareholders Agreement, “Pro Rata Share” means the percentage which corresponds to the ratio which each selling Principal Shareholder’s “Percentage Interest” (which is calculated by dividing (i) the number of the Common Shares owned by such Principal Shareholder, by (ii) total number of the then outstanding shares of the Common Shares held by all Principal Shareholders) bears to the total Percentage Interests of all Principal Shareholders exercising their right of first refusal. In the event that the ROFR Shares are in exchange for non-cash consideration, then such right of first refusal shall be exercisable based on the fair market value determined in good faith by the Board of such non-cash consideration. Such right of first refusal may delay or prevent the Company from raising funding in the future and may have an adverse impact on the liquidity and market price of the Common Shares.

Appointment and Removal of the Directors

Pursuant to Article 8.1 of the Amended M&A and subject to compliance with applicable laws and NASDAQ rules, the Board shall consist of up to seven directors. Initially, up to four of the directors may be appointed by a principal shareholder of the Company, Digital Grid, and up to three of the directors may be appointed by the Minority Representative (as defined in the Amended M&A) who is selected by the Legacy Shareholders.

If the number of Common Shares or other equity interests of the Company held by the Legacy Shareholders represents (i) more than two sevenths (2/7) of the total voting power of all outstanding Common Shares or other equity interests of the Company, then the Minority Representative shall be entitled to appoint and replace three directors, (ii) less than or equal to two sevenths (2/7) and more than one seventh (1/7) of the total voting power of all outstanding Common Shares or other equity interests of the Company, then the Minority Representative shall be entitled to appoint and replace two directors, (iii) less than or equal to one seventh (1/7) and more than five percent (5%) of the total voting power of all outstanding Common Shares or other equity interests of the Company, then the Minority Representative shall be entitled to appoint and replace one director; and (iv) less than or equal to five percent (5%) of the total voting power of all outstanding Common Shares or other equity interests of the Company, then the Minority Representative shall no longer be entitled to appoint any directors under Article 8.1(i) of the Amended M&A.

If the number of Common Shares or other equity interests held by Digital Grid or its affiliates represents (i) (i) more than fifty percent (50%) of the total voting power of all outstanding Common Shares or other equity interests of the Company, then Digital Grid shall be entitled to appoint and remove four directors, (ii) less than or equal to fifty percent (50%) and more than two sevenths (2/7) of the total voting power of all outstanding Common Shares or other equity interests of the Company, then Digital Grid shall be entitled to appoint and remove three directors, (iii) less than or equal to two sevenths (2/7) and more than one seventh (1/7) of the total voting power of all outstanding Common Shares or other equity interests of the Company, then Digital Grid shall be entitled to appoint and replace two directors, (iv) less than or equal to one seventh (1/7) and more than five percent (5%) of the total voting power of all outstanding Common Shares or other equity interests of the Company, then Digital Grid shall be entitled to appoint and replace one director, and (v) less than or equal to five percent (5%) of the total voting power of all outstanding Common Shares or other equity interests of Company, then Digital Grid shall no longer be entitled to appoint any directors under Article 8.1(ii) of the Amended M&A.

Of the directors appointed by the Minority Representative, one shall be designated by the Minority Representative to be the “Primary Minority Board Appointee” from time to time by delivering written notice thereof to the Board. The initial Primary Minority Board Appointee is Mr. Fred Chang.

Any director positions which neither Digital Grid nor the Minority Representative is entitled to appoint under the Amended M&A shall be appointed by a majority of the remaining directors, or by any other means allowed under the Amended M&A or the Act.

A director or member of a committee of the Board or the board of a subsidiary may be removed from his or her position, with cause, by the majority of the shareholders or the majority of the Board; provided that

(i) Any director or member of a committee of the Board or the board of a subsidiary that is appointed or nominated by the Minority Representative may be removed from their position upon and only upon, the written request of the Minority Representative; and

(ii) Any director or member of a committee of the Board or the board of a subsidiary that is appointed or nominated by Digital Grid may be removed from their position upon and only upon, the written request of Digital Grid.

Requirements of Board Approval on Certain Matters

In addition, the Amended M&A also provides that if Legacy Shareholders hold more than ten percent (10%) of the equity interests of the Company, then neither the Company, nor any officer or agent of the Company can take, or permit its subsidiaries to take, certain actions, without the approval of the affirmative vote of not less than a majority of the number of votes represented by the directors, which majority must include the Primary Minority Board Appointee. Such actions include the following:

(i) initiate any liquidation, dissolution, bankruptcy filing or similar action, recapitalization, share combination or division, restructuring or reorganization of the Company or any of its subsidiaries;

(ii) other than to the Company or a wholly-owned subsidiary thereof, sell, license, transfer or otherwise dispose of (including through merger or consolidation) all or substantially all of the assets or properties of the Company or any of its subsidiaries in any transaction or series of related transactions;

(iii) agree to any merger, consolidation or combination of the Company or any of its subsidiaries, or to a sale of all or substantially all of the assets of the Company in connection with a Company Sale (as defined in the Amended M&A);

(iv) commence or undertake any Reorganization (as defined in the Amended M&A);

(v) issue, directly or indirectly, any Equity Interest of the Company or permit any of the subsidiaries to issue any equity interest other than, in each case, any Excluded Issuance (as defined in the Amended M&A);

(vi) materially alter or fundamentally change the nature of the business of the Company and its subsidiaries;

(vii) amend, change, or waive any provision of, the memorandum and articles of association of the Company;

(viii) purchase or otherwise acquire all or any part of the assets or business of, or equity interests or other evidences of beneficial ownership of, invest in or participate in any joint venture, partnership or similar arrangement with, any person (other than the Company or any of its subsidiaries), in each case in any transaction or series of related transactions involving a commitment in excess of $10,000,000;

(ix) other than to the Company or a wholly-owned subsidiary thereof, sell, license, transfer or otherwise dispose of (including through merger or consolidation) any assets or properties of the Company or any of its subsidiaries, in each case in any transaction or series of related transactions involving a commitment in excess of $10,000,000;

(x) other than loans to wholly-owned subsidiaries, (A) extend any credit or make any loans to any person, (B) incur, assume, guarantee, endorse or otherwise become responsible for indebtedness, or (C) amend, modify or supplement in any material respect the agreements governing (or otherwise extend or refinance) existing indebtedness;

(xi) appoint or remove the Chief Executive Officer of the Company;

(xii) enter into any Affiliate Transactions (as defined in the Amended M&A);

(xiii) amend, change or waive any of the actions of the Company described in the Amended M&A or the required voting threshold specified therein; and

(xiv) agree or commit to do any of the foregoing, or delegate any of the foregoing to the Company or any of its subsidiaries or any officer or agent of the Company or subsidiary thereof.

The rights granted to the Principal Shareholders are additive to and not intended to limit in any way the rights that the Principal Shareholders or any of their affiliates may have to appoint, elect or remove our directors under the Amended M&A or laws of the British Virgin Islands.

Register of Members

The Company is required to keep a register of members containing (i) the names and addresses of the shareholders, (ii) the number of each class and series of shares held by each shareholder, (iii) the date on which the name of each shareholder was entered in the register of members, and (iv) the date on which any person ceased to be a shareholder. A share is deemed to be issued when the name of the shareholder is entered in the register of members and the entry of the name of a person in the register of members as a holder of a share is prima facie evidence that legal title in the share vests in that person.

Variation of Rights of Shareholders

If at any time the shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

Meetings

Any action required or permitted to be taken by the shareholders may be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action. An action that may be taken by the shareholders at a meeting (other than the election of Directors) may also be taken by a resolution of shareholders consented to in writing, without the need for any notice, but if any resolution of shareholders is adopted otherwise than by the unanimous written consent of all shareholders, a copy of such resolution shall forthwith be sent to all shareholders not consenting to such resolution. All meetings of shareholders (whether annual or special) will be held on such dates and at such places as may be fixed from time to time by the directors. The Company is not required to hold an annual general meeting in any calendar year. However, where so determined by the directors of the Company, an annual general meeting shall be held once in each calendar year at such date and time as may be determined by the directors of the Company.

At any meeting of shareholders, a quorum will be present if there are one or more shareholders present in person or by proxy representing not less than half (50%) of the issued shares entitled to vote on the resolutions to be considered at the meeting. The shareholders present at a duly called or held meeting of shareholders at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

A shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder. A shareholder will be deemed to be present at the meeting if he participates by telephone or other electronic means and all shareholders participating in the meeting are able to hear each other.

Transfer of Shares

Subject to the restrictions and conditions in the Amended M&A, any shareholder may transfer all or any of his or her shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. The transfer of a share is effective when the name of the transferee is entered on the register of members of the Company.

Redemption of Shares

The Company may purchase, redeem or otherwise acquire any of its own shares for such consideration as the directors of the Company may determine if the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due. Shares that the Company purchases, redeems or otherwise acquires may be cancelled or held as treasury shares except to the extent that such shares are in excess of 50% of the issued shares in which case they shall be cancelled to the extent of such excess but they shall be available for reissue.

A copy of the filed Amended M&A is incorporated by reference herewith as Exhibit 3.1.

Item 2. Exhibits.

Exhibit No.	Description of Exhibit
3.1	Amended M&A filed with the Registrar of Corporate Affairs of the British Virgin Islands.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 19, 2021	Newegg Commerce, Inc.

	By:	/s/ Robert Chang
Robert Chang
Chief Financial Officer